Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Operator: Greetings and welcome to the Leidos Second Quarter 2016 Earnings Results.

At this time, all participants are in a listen only mode. A brief question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference today, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to Kelly P. Hernandez, Vice President, Investor Relations. Thank you, Mr. [sic] Hernandez. You may begin.

Ms. Kelly Hernandez: Thank you, Rob, and good morning, everyone. I’d like to welcome you to our second quarter 2016 earnings conference call. Joining me today are Roger Krone, our Chairman and CEO, and Jim Reagan, our Chief Financial Officer, and other members of the Leidos management team.

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Today, we will discuss our results for the quarter ending July 1st, 2016. Roger Krone will lead off the call with comments on the market environment and our company strategies. Jim will follow with a discussion of our financial performance and our expectations for the future. After these remarks from Roger and Jim, we’ll open the call for your questions.

Today’s discussion contains forward-looking statements based on the environment as we currently see it, and as such, does include risks and uncertainties. Please refer to our press release for more information on the specific risk factors that could cause actual results to differ materially.

Finally, during the call, we will discuss GAAP and non-GAAP financial measures. A reconciliation between the two is included in the press release that we issued this morning and is also available in the presentation slides provided on the Investor Relations section of our website at ir.leidos.com.

With that, I’ll turn the call over to Roger Krone.

Mr. Roger Krone: Thank you, Kelly, and thank you all for joining us this morning for our second quarter 2016 earnings conference call.

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Our second quarter performance was in line with our expectations. Revenue, profitability and cash performed on or slightly above our expectations, which includes an expected below average level of contract write-ups in the quarter.

Our end markets are gradually improving, and despite a slower pace of procurement activity from our customers for new awards, we are seeing increases in scope in the expansion in some of our existing contracts, all of this giving us increased confidence in our full year outlook.

Since our last call, we’ve cleared a number of milestones related to the pending transaction to combine the Lockheed Martin’s IS and GS business. At this time, we have obtained all regulatory approvals, both domestically and internationally, and we have also filed our final registration statement with the SEC, which was declared effective on July 11th.

Our Integration Management Office is making significant progress in preparations for a transaction close date in mid-August. We have secured all required financing for the transaction.

Our debt facilities were well received, and based on strong demand, we are able to secure better economics as compared to when the deal was initially launched. These attractive rates now enable the transaction to be accretive in the first full year as compared to our prior expectation of neutral accretion on a non-GAAP EPS basis.

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We are encouraged by the recently reported results from IS and GS as well as all of the feedback we are receiving from our customers, our employees, the IS and GS employees and our shareholders regarding the positive impacts expected from this transaction.

In just a few days, on August 1st, we will be hosting an Investor Day at the New York Stock Exchange to share further updates on the transaction, introduce new members of the combined management team as well as provide financial updates related to the combined entity going forward. The investor event will be webcast live on our website at ir.leidos.com.

From a macro perspective, we are continuing to see a modest recovery in all of our end markets. The downturn has flattened out, and outlays are beginning to tick up. We expect that we will start the government fiscal year on October 1st with a continuing resolution, but that’s been evident for some time now. What we don’t know is how long that will be in effect, and this won’t be finalized until Congress returns in September. However, despite this, we expect a routine start to the new fiscal year with levels of spending consistent with the budget request so that this time we are not expecting much impact from the CR.

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This year, there’s clearly a level of uncertainty surrounding the election and potential impact on budgets. However, we are certain that we are well positioned to capture an increasing share of the budget as we remain focused on solving our customers’ most challenging mission related problems.

Onto the quarter - consolidated revenue of 1.3 billion was up 2.5 percent from the prior year or up 9 percent when normalized for revenue from our heavy construction divestiture, which closed during the quarter. We are encouraged by the growth in the quarter, particularly as it was driven by organic growth in both of our business segments.

We did have a couple of notables below the line during the quarter, which offset each other, one positive related to lower taxes associated with updated accounting standards and one negative related to the strengthening of the US dollar against the pound sterling, driven by the British decision to leave the European Union. Jim will provide details on both of these in a few minutes.

Our GAAP earnings per share from continuing operations increased to 55 cents from 50 cents, largely reflecting the impairment charges recognized in the prior year period. Non-GAAP diluted earnings per share was 68 cents in the quarter compared to 77 cents in the prior year. The decline is driven by an expected lower level of profitability in our national security segment compared to the prior year, as I mentioned earlier.

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During the quarter, we generated 72 million in cash from operating activity, bringing our cash balance at the end of the quarter to $670 million. Our book to bill on a consolidated basis was .74 for the quarter and .84 on a year-to-date basis. Bookings in the quarter were driven by strength in the health and infrastructure sectors.

We continue to experience stalled procurement activity with many of our government customers causing delays in award decisions. I am pleased, however, with our team’s ability to engage with customers against this backdrop and offer timely solutions to their mission challenges, which has resulted in scope expansions and program extensions, helping offset some of the weakness from the broader delayed decision making.

Heading into the end of the government fiscal year, we do expect to encounter a strong quarter for bookings and awards activities as is typical for the September ending period. Overall, I am pleased with the quarter and the progress we are making in returning the company to growth by focusing on our core competencies.

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Our priorities remain on our people, our capabilities and our cost, and I firmly believe we are on the right track in all of these areas, not just in the quarter we reported but in what lies ahead.

Before I turn the call over to Jim, I’d like to take a moment to recognize our employees for the hard work and dedication to the company and to our customers.

With that, let me hand the call over to Jim Reagan, Leidos’ Chief Financial Officer, for more details on the quarter and our outlook.

Mr. Jim Reagan: Thank you, Roger, and thanks, everyone, for joining us on the call today.

Our second quarter results came in as expected, as Roger previewed, and we have increased confidence in our full year guidance, which we are revising this morning. Consolidated revenues for the first quarter were 1.3 billion, up 2.5 percent from prior year levels. As Roger indicated, normalizing for the sale of our heavy construction engineering business, revenue showed organic growth of 9 percent for the prior year period.

GAAP operating income was 75 million during the quarter, up 17 percent from the prior year’s level, reflecting the impact of a impairment charge in the prior year period and partially offset by acquisition and integration costs incurred during the current period. GAAP diluted earnings

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per share from continuing operations for the second quarter was 55 cents versus 50 cents in the prior year period. And note that a divestiture of our heavy construction engineering business did not have any material impact on earnings per share in either period.

Adjusted EBITDA, which is based on our non-GAAP operating income, as detailed on slide 17, was 95 million during the quarter, representing a margin of 7.4 percent, down from 107 million or 8.5 percent in the prior year period. The lower level of adjusted EBITDA margin versus the prior year period was driven by timing of indirect expenses as well as lower program fees and contract mix in our national security sector as compared to the prior year period, offsetting improvements in our health and infrastructure sector.

As Roger previewed, we had two below the line items during the quarter, which effectively netted each other out. The first was a 4 cent positive impact driven by a lower GAAP tax rate during the quarter of 32 percent versus our normal tax rate of 37 percent. This lower tax rate was due to our early adoption of updated accounting standards related to accounting for share based compensation. This change results in a lower tax rate not just for the quarter but also retroactively to the first quarter, resulting in a 5 cent increase to our prior reported Q1 non-GAAP EPS results.

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The second below the line impact was a 4 cent negative impact—negative effect of currency translation adjustments related to an intercompany receivable. This is a non-operating, non-cash item, which impacted the quarter and was the result of the significant movement in the value of the pound sterling versus the US dollar, driven by the BREXIT referendum. And as I said, these two effects offset each other during the quarter.

Q2 non-GAAP diluted EPS from continuing operations was 68 cents per share, down from 77 cents in the prior year, as detailed on slides 15 and 17 of the investor presentation on our website. Note that non-GAAP diluted EPS for the quarter excludes acquisition and integration cost of 15 million associated with our pending transaction with IS and GS. Non-GAAP diluted EPS also excludes amortization of acquired intangibles and other items, as detailed on slide 17 of the investor presentation.

Operating cash flow generated by continuing operations was largely in line with our expectations of 72 million, which reflects payments associated with the acquisition and integration costs previously mentioned.

We ended the quarter at 65 days sales outstanding, flat sequentially, as expected, when normalized for the sale of the heavy construction engineering business.

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We exited the quarter with a sizeable cash balance of 670 million. We are well positioned for the expected closing of the IS and GS transaction later this quarter.

Shifting to our business development results, the pace of bookings was impacted during the quarter by the delays in procurement activity at our government customers, as Roger indicated. However, in Q2, our business development teams experienced an uptick in RFP activity, and we realized a significant sequential increase in bid submissions. Second quarter net bookings were 951 million, reflecting a book to bill of .74.

During the quarter, we made two adjustments to our backlog, a 177 million reduction to our international backlog to reflect the strengthening of the US dollar versus the pound sterling, as well as a $125 million reduction to remove the backlog associated with our heavy construction engineering business, which was divested. The value of bids outstanding at the end of the second quarter was 12.8 billion, up 8 percent sequentially, reflecting both a sequential increase in bids submitted in Q2 as well as the delays in awards in the quarter.

Let me now turn to our sector results for the second quarter. First, international security solutions sector, or NSS, revenues increased 4 percent year-over-year to 915 million, driven by the ramp up in our UK LCST program. Operating income in NSS in the quarter declined from the year ago period to 61 million or 6.7 percent margin. The lower level of profitability is due to lower program fees and contract mix when compared to the prior year period.

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NSS bookings for the quarter were 520 million for a book to bill of .6 and .8 on a year-to-date basis. We anticipate a higher level of bookings in Q3 due to several anticipated award decisions as well as typical seasonality at the end of the government fiscal year.

Now onto health and infrastructure or HIS - HIS revenues for the second quarter were 373 million, a decline of 1.6 percent from the prior year. However, when normalized for the sale of the heavy construction engineering business, revenues in HIS grew 23 percent organically. This strong revenue growth was broad based with improvements in the majority of our operations within the health and infrastructure sector, most notably within our defense health program.

Q2 operating margin for the sector was 10.5 percent, reflecting the strong contribution of our defense health program as well as improvement in our commercial health operations.

Bookings for the quarter in HIS were 431 million, resulting in a book to bill of 1.2 for the quarter and 0.9 on a year-to-date basis. Our strong book to bill is predominately a result of contract awards and modifications, including the Hawaii Energy Efficiency Program and the Defense Health Agency’s Genesis Program.

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Onto our corporate sector, we realized net expenses of 25 million during the quarter. This includes approximately 15 million of transaction and integration costs associated with the proposed transaction, which is excluded from our non-GAAP results as stated earlier.

Excluding these transaction related expenses, which we expect to incur for some time, corporate sector expenses were within the typical quarterly range.

Now, moving on to guidance - with half of the year behind us and a successful close of the sale of our heavy construction engineering business, we are narrowing our 2016 revenue range to 5.1 to 5.2 billion from 5.1 to 5.3 billion. Note that our initial revenue guidance issued at the beginning of the year included approximately 200 million of revenue for the heavy construction engineering business. Only 100 million of this was realized prior to the closing of the sales transaction.

For non-GAAP diluted earnings per share, we are increasing the range by 10 cents from—to 285 to 305, reflecting the impact of our first half results from the lower tax rate detailed earlier as well as our increased confidence in the full year results. We expect our tax rate, excluding any impact from our pending IS and GS transaction, would be approximately 36 percent for the second half of the year.

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Finally, for cash flow from operations, we continue to expect to be at or above 275 million. And as a reminder, all guidance metrics are provided on a basis to exclude any impact from the proposed transaction with IS and GS.

In conclusion, we are pleased with the momentum of our business and the strong organic growth in both of our segments. We remain resolutely focused on all aspects of the Leidos platform, including people, the capabilities and cost in order to address the needs of our customers and to grow our business.

Looking ahead, as we move towards a successful close of our transaction with IS and GS, we look forward to sharing more details regarding our view of the combined entity at our Analyst Day on August 1st.

And with that, operator, let’s now open it up so that we can take some questions.

Operator: Thank you.

At this time, we’ll be conducting a question and answer session. If you’d like to ask a question, please press star, one on your telephone keypad, and a confirmation tone will indicate your line

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is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants that are using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment please while we poll for questions.

Thank you. Our first question comes from the line of Cai von Rumohr with Cowen and Company. Please proceed with your questions.

Mr. Cai von Rumohr: Thanks so much. So, first, if you could walk us through—the revenue guide came down. 100 million of that was a designed build sale. How much do you expect the impact of BREXIT to be?

Mr. Jim Reagan: Yeah, Cai, this is Jim. Right now—.

Mr. Cai von Rumohr: —The FX end, obviously.

Mr. Jim Reagan: Sure. Right now, we expect the impact of BREXIT on revenue to be immaterial. You know, there’s a slight downward impact, but that’s been offset by some other positive impacts elsewhere in the business, which give us kind of a neutral view of those two items combined. It’s probably also worth saying that we—there will be no impact on the profitability of the program relative to BREXIT because we have done a good job of matching the revenues and cost of that program to both be in the UK currency.

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Mr. Cai von Rumohr: Thank you. And so, your margins at NSS of 6.7 I think were a little lower than some of us were expecting. Maybe walk us through, you know, some of the mix and lower fee issues and where you expect those to be for the year.

Mr. Jim Reagan: Sure. You know, I think, as we’ve said before, we still think of this business and expect this business over the longer term, not just intra-quarter but over the longer term to still be an 8 percent business. The—when we talk about contract mix, I think we’ve said previously that the UK contract has a lower than average margin, and as that’s ramped up, it has put a bit of a dampening effect on our overall margin.

I think that there’s a bigger impact when you think of this year-over-year, Cai. And if you go back a year, the second quarter of last year had some pretty significant program write-ups that did not occur the second quarter of this year. Now, with that said, we normally, you know, see some of those upticks that happen from award fees and EAC adjustments. They typically happen in the third and first quarter of the year, and so we’re still thinking about the profitability of the division—of the segment being pretty consistent with what we’ve said before.

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Mr. Cai von Rumohr: Thank you. And the last one - you saw some improvement in the commercial health and uptick in security. Maybe update us or give us some color on how those businesses are doing and how they look for the second half?

Mr. Jim Reagan: Sure. You know, in our last call, I think we mentioned that we’ve made a few changes in management, both at the division management level. That’s working out very well for us. And we’ve also—back early in the year, we brought in a new sales lead. We have experienced a nice uptick in sales activity in commercial health, and there’s also been some margin expansion there.

So, we’re pleased with how things are going there. And, you know, the new leadership and new product offerings that we’re incubating in that business we feel very, very good about.

Mr. Roger Krone: Hey, Cai, this is Roger. Let me just add to Jim’s comment is that by exiting businesses that are not in our long term future, Plainfield, the heavy design build, you know, one of the great thing about that is the management team now can refocus on those businesses that are part of our core. And, you know, Plainfield consumed a lot of calories for us and Design Build, as well. And now that those are behind us, the team has really been able to focus on the environmental business, the energy business and the health business, and we’ve seen a nice turnaround as a result.

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Mr. Cai von Rumohr: Thank you very much.

Operator: Our next question is from the line of Robert Springarn with Credit Suisse. Please proceed with your question.

Mr. Robert Springarn: Good morning. I wanted to ask a couple of questions, starting with the organic growth in the health and infrastructure segment, what you had there.

Mr. Jim Reagan: Is that your question, Rob? I’m sorry. You’re just asking kind of a little more color on that?

Mr. Robert Springarn: Yeah, a little more color on the organic performance there - I guess if you take the divestiture out, I just wondered if there’s anything else, or if it’s just a clean number, and how—what the underlying performance is there, Jim. And then I also wanted to ask about the collections that you spoke of in the release a little bit of timing on the working capital.

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Mr. Jim Reagan: Sure. Let me start with the health and infrastructure group. You know, the—again, organic growth there of 23 percent, we said it’s broad based, and that’s a fact. It is—the defense health business, the Genesis Program, which used to be known as Dim Sum [sp], has actually experienced some nice—some contract amendments on task order number one. So, the volume there is a little bit higher than we might have thought six months ago. I would also tell you that the performance of the program is in line with expectations from a margin perspective.

And, you know, the—there’s probably a tangible impact on the commercial health business from, you know, now we’re conducting one of the largest if not the largest EHR implementation that there is with the defense health program, and that helps give us a little of an additional swagger in the commercial health business. And the margins are expanding there nicely, as well.

You know, I would say that the engineering part of the business is performing nicely, about on expectations. I think that, really, where we’re seeing the biggest updraft in that segment is on both commercial and the US government health business.

Mr. Robert Springarn: Now, to that point—.

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Mr. Jim Reagan: —Now—yeah, go ahead, Rob.

Mr. Robert Springarn: Well, just as you’re mentioning it, Jim or Roger, when will that swagger begin to convert into some more opportunities or into some more contracts in either the commercial world or elsewhere in the government?

Mr. Jim Reagan: Well, Rob, I think that they really already are. You know, we’re—we’ve seen some expansion in the volume of the Genesis program. We are seeing a nice uptick in the commercial health business, as I mentioned. And this is also giving us, you know, I think some additional interest in the agency such as the VA where we already have a presence and we can be looking at an expanded presence.

And, you know, when we have our Investor Day on August 1st, we’re gonna talk I think a lot more about how our existing strength in both elements of our health business combined with the qualifications that come over from IS and GS in other elements of the health business, particularly at CMS, we’re gonna have a lot of conversation about what that means for the combined business.

Mr. Roger Springarn: Okay. And then I interrupted. You were trying to answer the question on the collections.

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Mr. Jim Reagan: Yeah. So, if you go back to looking at our collection pattern or I should say, you know, our seasonality on cash flow in 2015 and even back to 2014, you will see that there was a much more significant uptick in seasonality in cash flow in Q3 and Q4. You saw it last year. You know, we’re expecting to see it again this year, maybe not to the same—I mean, if you look at our guidance number, we’re not gonna have the same influx of cash in the second half of this year like we saw last year, but we’re still expecting it to, you know, have—we’re gonna have a nice ratio of cash from operations to net income, you know, over 1.0X.

Mr. Robert Springarn: Okay. And then just, lastly, Roger, what are you thinking in terms of book to bill for the two businesses for the year?

Mr. Roger Krone: Slightly above one.

Mr. Robert Springarn: In both cases?

Mr. Roger Krone: Yeah. Yeah—.

Mr. Robert Springarn: —Okay, thank you.

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Mr. Roger Krone: Yeah, yeah, yeah. No, I—let’s see, I—we’ve always been a bit seasonal with third quarter being our strongest. And as we kind of look at our pipeline and our book to bill, that’s what we’re expecting this year, as well.

So, yeah—no—and obviously, we want to continue to grow, and so we’re pushing the team for that number to be north of one.

Mr. Robert Springarn: Okay. Thank you, both.

Mr. Jim Reagan: And, you know, I’ll just amplify on that with one additional point. We really did see a significant uptick in RFPs we were responding to with strong qualifications in Q2, Rob. And our win rates are holding up consistent with what our plan is. And so, with additional volume and holding onto the win rates and the different elements of our bid pipeline, you know, that underpins the confidence you’ve heard from me and from Roger.

Mr. Robert Springarn: Okay, thank you.

Mr. Jim Reagan: Thanks.

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Operator: Our next question is from the line of Bill Loomis with Stifel. Please proceed with your question.

Mr. Bill Loomis: Hi. Thank you. Good morning.

Mr. Jim Reagan: Good morning.

Mr. Bill Loomis: A couple of things - one on just can you just fill us in on UK contract, where you stand there with the transition and how we expect to see margins and profitability over to next year?

Mr. Roger Krone: Let me talk to you a little bit about what’s going on in the contract, and I’ll have Jim touch on the numbers. First, we were just there. We had our leadership team over in the UK last week, and we went to Downingtown, which is near Telford, which is the big fulfillment center. It’s kind of like the equivalent of the DLA here. And we looked at the legacy buildings, which is where the current fulfillment of commodity supply is done for the MOD. And we visited what we call the new Defense Fulfillment Center. It’s about a million square foot warehouse that we are building on behalf of the MOD. And there’s a roof and a floor, and we’re putting in roads, and we will put the first material in that new warehouse in December.

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So—and that is essentially on track, given where we started the program really about a year ago. I think we actually had authority to proceed last August. So, we’re really pleased with the progress. We’ve already seen significant increases in efficiency and throughput. By the way, some things we care about lost work day case rates and accidents and things like that are significantly down. We’ve got a great relationship with the UK customer. I’m on a strategy board, and I go over four times a year, and we sit down with the Three Star and MOD who’s responsible for defense fulfillment.

So, so far, everything is on track, and we will be moving material from their legacy warehouse complex to their new starting in December. And by this time next summer, we should have the warehouse fully stocked. We’ll have our new software installed, and we’ll be driving efficiencies into the program.

Okay, with that, let me let Jim talk about where we are in the numbers.

Mr. Jim Reagan: Sure. Relative to the contract performance, as Roger mentioned, Bill, the contract’s performing well. Margin generation is as expected for the current phase of the contract, which has a fairly significant level of pass through costs, which do not have—because they’re direct pass throughs, they don’t have a markup on them. But, we still have to book the revenue on it, right?

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As the contract moves into, you know, the next phase and we’re actually beginning to increase the volume of what we’re buying on behalf of the customer, that’s when the opportunities to earn some incentive fees relative to what we’re saving for the customer, we’re able to start to recognize those at higher levels, which we’re expecting to really kick in more next year than they are this year.

And then the last thing that I would say is that, you know, our strategy for the bidding and standup of this contract is make decent margin on this contract and then look to expand our presence in this kind of work, not just in the UK, but elsewhere. And so, we’re viewing this as being a great place to plant the flag for commodities and logistics services in that part of the world. And so far, this is a very referencable [sp] customer. We’re performing well, and we’re meeting our financial objectives.

Mr. Roger Krone: Yeah, I would just add to that very quickly, Jim and Bill, is, in discussions we have with the UK customer, again, because I think of the performance that our team has demonstrated, they are contemplating could they add more classes of commodities to our contract. And we hope that that will eventually happen. We’ve actually told them we’d like to get the warehouse complete and get our new software installed and get our systems up and running.

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But, we think there’s opportunity in the relatively near term to add what we call over in the US additional classes of spares to the contract, which would allow us to expand the top line and therefore the bottom line.

Mr. Bill Loomis: Okay, great. And just one final one - Jim, what was the ending rate and all the cost of financings for the transaction? What’d you end up with?

Mr. Jim Reagan: Right now, the new financing is coming in at an average just a hair over 3 percent. So, there’s two things that have happened since we previewed the financing back in January. One, as we’ve negotiated the final financing, we negotiated better credit spreads than we had originally modeled, and then the second thing is that we had a conservative view, meaning a higher view of where the LIBOR base rate was going to be, and, you know, those upticks haven’t happened.

And the last point that I would make is that we’re now modeling and expecting to lock in a significant part of the new debt at a fixed rate, you know, using derivatives that are priced very attractively in the market today. So, we’re looking at a strategy that takes a lot of risk of updraft and floating rates out but also takes advantage of a very favorable interest rate and swap market today.

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Mr. Bill Loomis: Okay. So, for us using, using—including all the fee amortizations and other costs in there, we should model, what, like a 3.2 or 3.3 in our GAAP models?

Mr. Jim Reagan: Yeah, for the incremental debt, I would call it maybe about a 3.2, 3.1.

Mr. Bill Loomis: Okay, great. Thank you.

Mr. Jim Reagan: Okay. And we’ll have more to talk about that on the first of August, Bill.

Operator: Thank you. Our next question is from the line of Edward Caso with Wells Fargo Advisors. Please proceed with your question.

Mr. Edward Caso: Hi, good morning. It’s from Wells Fargo Securities, actually.

Can you talk about pricing in the market, particularly what the clients are doing regarding cost plus fixed price [unintelligible] materials, how that shift is going? You know, are you seeing any residual hanging on to sort of low price technically acceptable? Any thoughts on that front—thank you.

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Mr. Richard Krone: Well, you know, and we—I think we’ve been saying for a couple quarters that we’ve—we have noticed the pendulum starting to swing away from LPTA, and I would comment I think we still see it swinging, but I would also point out that there are still some pockets of very, very aggressive lowest bidder cost shootouts that we see in the marketplace.

And we’ve said this before - you know, whether it’s a declared LPTA or it’s a best value, listen, you know, price is always a factor in a procurement. And, you know, one of the reasons that we, you know, we were so thrilled about the IS and GS merger is what we think it can do for us relative to reducing our rap [sp] rates and being able to spread our corporate office costs over a larger direct labor base, and—because every customer we’ve got, I mean, they’ve got budget problems at their end. You know, whether you’re a hospital or you’re in the IC or you’re a investor owned utility, and everybody has some sensitivity to price.

We are seeing agencies that were almost exclusively LPTA having a better mix of LPTA and cost plus and best value. But, we think, for the long haul, you know, cost, price and affordability is gonna be a major factor. And so, we’re excited about the merger and the consolidation and what we think we can do for our, what we call our rap rates.

Mr. Edward Caso: Can you remind us on the Genesis contract, is there a large pass through component, and when does that—related to Cerner, and when does that kick in?

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Mr. Jim Reagan: Yeah, there is—early—in the early phases of the contract, Ed, there are some license purchases. There are, you know, there are some equipment purchases. There is an element of additional work that our large software partner is going to have. And then later in the contract, there’s also some pass through of sub-contract work on change management and the actual training and implementation work done in the care facilities.

All of those are a part of the cost model on which fee is born. So, we’re expecting a relatively consistent—on this contract in particular, a relatively consistent profit margin through the life of the contract.

And so, with that said, yeah, there are some significant pass through elements, different kinds of pass throughs early in the contract compared to later in the contract. But, you know, a contract of this size, you’re gonna need a lot of partners to do the different elements of the statement of work.

Mr. Edward Caso: Last question - can you just clarify for us on the award, net award activity in the quarter the reported number and the constant currency number on a dollar basis?

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Mr. Jim Reagan: Sure, Ed. The point of using constant currency is to ensure that we have visibility on the performance of bookings in today’s dollars versus revenue in today’s dollars. And to the extent that there is a booking in a prior year that the value of which has been impacted by, you know, changes in exchange rates, we isolate that. And that’s the 177 million that I alluded to.

So, you know, as we’re looking to show that the activity of today’s awards are growing backlog, that’s why we calculate book to bill on a constant currency basis excluding the upward or downward shifts in backlog because of currency issues.

Mr. Richard Krone: Yeah, and, Bill, I’m sure you realize that we have—our program in the UK is a very long term program, and therefore, it is a nice numbering backlog, and any small change in the pound sterling, you know, has a sort of a whipsaw effect. And we think it’s important for you all to understand the effect of the movement in the pound sterling, which, you know, one might argue over time is likely to go both up and down. And rather than try to explain how we lost 177 million in backlog due to performance, we want to make sure that there’s strong visibility that that’s a pound sterling backlog that’s adjusted due to a currency change.

Mr. Edward Caso: Great. Thank you.

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Mr. Jim Reagan: Thank you, Ed.

Operator: Our next question is from the line of Tobey Sommer with SunTrust. Please proceed with your question.

Mr. Tobey Sommer: Thanks. Along the same lines in the UK, I know it’s early days, but could you comment about BREXIT in kind of the longer term opportunities in the UK to expand your business?

Mr. Roger Krone: Yeah, I think we can talk a little bit. Again, when we were over in the UK last week, you know, we met with, you know, customers and government officials and think tanks. You know, by the way, I don’t purport to be the expert on BREXIT, and what I did get a chance to do is to talk to a series of people who thought they were. And I think the first answer is I’m not sure anybody really understands what the long term effect will be.

I think some trends that we walked away with is there are gonna be more borders than there were. And, you know, we’re in the airport security, border security business, so we like that.

I think the relationship between the US and the UK is gonna be one that continues to be strong, and I think that bodes well for us, in both ways. And we—our work in the UK is done with mostly UK nationals. So, we have very few expats. So, we tend to take a couple of dozen people over and get a program started.

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But, because of the type of work we do, very people driven, you know, we hire the majority of our folks locally and do work in country. We’re—don’t, you know, don’t think of us as an exporter. Think of us as a solution provider.

And so, we are encouraged by the climate in the UK that we saw. They’ve got the same issues we have over here. They have defense health, national health issues, air traffic control, logistics, all the things that we have been successful here in the US. We see the market in the UK being equally as robust.

And, you know, if anything, I think the playing field just becomes even more level. You know, there isn’t necessarily a preference for EU, and so, therefore, it is one of the countries that in the new Leidos model that we will set up with a country leadership and a country manager. And, you know, we expect to be there for the long term, and we expect to see organic growth.

Mr. Tobey Sommer: Thank you. I was wondering if you could give us a comment on your business in the cyber arena with the US cyber command in particularly more publicly active? Thanks.

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Mr. Roger Krone: Yeah, well, you know, we don’t often say a whole lot, and I kind of like that posture. I think I like to say it this way is, you know, you can read in the press comments that are made by the President and by Mike Rogers and others about what they’re doing, but then I think if you understand the model of that agency is they depend on a contractor base to provide a tremendous amount of support, and we like to support our customers, and we’ll bend over backwards to provide them the capabilities they need to do their job.

And so, if you perceive there’s a heightened level of activity coming out of those agencies, then that should be a positive development for all the contractors who are supporting them on a day to day basis. And, you know, it’s part of our portfolio. It’s—I think it’s a role that we’re very proud of. And frankly, we—we’re very pleased that customers like that call on Leidos to provide them people, analytical support, products and services.

Mr. Tobey Sommer: Was it additive to growth in the national security solutions segment?

Mr. Richard Krone: Well, okay, that’s a precise question. I’m looking to Jim to say is that quarter-over-quarter, year-over-year? I think we’ll say it this way. It continues to be a strong part of our portfolio, and we expect it to continue to be a strong part of our portfolio over the long haul. And a specific number—again, I’ll let Jim try to answer that one. I’m not sure I have quite that much insight.

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Mr. Jim Reagan: Yeah, you know, I think, Tobey, it’s safe to say that we do a very significant amount of cyber and cyber related work for our customers. And the details around that I think they probably prefer we not get into too much of it.

I would tell you, also, that we consider that business to be very strong, very successful with plenty of historic and future growth ahead of it, and we’re just not in the habit of commenting on, you know, individual contracts or individual operation results within the quarter. So, I’ll just leave it at that.

Mr. Tobey Sommer: Okay. Could you—last question for me—could you comment on the opportunity at the VA and how you think that might develop over kind of a mid to long term? Thanks.

Mr. Richard Krone: Let me talk a little bit, and then Jim can add. But, we were added to the T4IDIQ in the period, which is exciting. But, I actually think that Lockheed had a T4, as well. So, it’s one of those where we think we both are gonna have a T4.

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Our Leidos business in the VA has been aspirational. The Lockheed business at the VA is more significant. And as much as I would love to be able to give you a complete soup to nuts rundown of the Lockheed business at the VA, it’s a little premature for me to do that. But, I know over the long haul, Lockheed has been very, very successful in a couple of aspects—one, through an organization called QTC, through an organization they call Solutions Made Simple that they have and some of their base contracts.

And we’re just looking forward to getting our defense and military government health teams together and start to think about our strategy and our growth plans going forward.

Mr. Tobey Sommer: Thank you very much.

Mr. Richard Krone: Yep.

Operator: Our next question is from the line of Amit Singh with Jefferies. Please proceed with your questions.

Mr. Amit Singh: Hi, guys. Thank you for taking my question. Just quickly on the taxes, in the first half, you got around 9 cents benefit from the tax adjustments, and now based on your new full year tax rate assumption, what is the EPS benefit in the second half versus where you—what were you expecting before?

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Mr. Jim Reagan: Yeah, it’ll be much smaller. So, think of it as being a one percentage point downtick in our effective tax rate in the second half of the year, Amit.

Mr. Amit Singh: Okay, all right. And then on the top line guidance, if you could talk about, you know, the guidance was lowered, but when you did your first quarter call at the end of April, was this divestiture already baked in at that point, or this is after that? And also, if you could talk about the EPS impact from the divestiture?

Mr. Jim Reagan: Sure, the—what I would remind you of is that, at the beginning of the year, I—our guidance included an assumption of 200 million of revenue for the design build business that’s been divested. And as you recall, we had a 5.1 to 5.3 billion revenue range in—at the beginning of the year.

When we announced the divestiture, we did not at that time reduce our revenue guidance range because we felt that even after the divestiture, we were gonna fall squarely in that band. And, you know, now that the divestiture is done, and we’re, you know, we’re halfway through the year, we thought it was appropriate to narrow the range. And, you know, taking 100 million out of our model and then, you know, having a few upticks on other areas allowed us to come squarely in at a new guidance number that we just announced of 5.1 to 5.2.

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So, I think that answers your question on the top line. On the bottom line, the exclusion of that business, you know, taking that out has no impact on the prior year or current year EPS assumption because, you know, after absorption of indirect costs, that business didn’t have a material profit impact for us.

One thing I would remind you of, though, is that when you take the prior year revenue out of the health and infrastructure business, you know, our second quarter growth rate, organic growth rate for that business is about 23 percent.

Mr. Amit Singh: All right, great. And just one last one on the LCST and Dim Sum contract, is there a way to tell us like how much of that contract is sort of fixed price and what percent of the contract is sort of fixed price cost plus, what is the sort of contract type mix of those contracts?

Mr. Jim Reagan: You know, both of those contracts pretty complex. And, you know, we’re not in the habit of kind of getting into granular detail about that. But, both of those contracts, we have elements of fixed price, elements of cost type, elements of award fee. And I think that it is

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safe to say that those mix changes—as I mentioned earlier in the call, the mix changes in scope and contract type on different elements of the tasks for the UK contract actually give us a little more profit margin and profit margin upside later in the contract. It should be relatively consistent on a margin basis over the life of the UK—I’m sorry—the DHA Genesis contract.

Mr. Amit Singh: All right, great. Thank you very much.

Mr. Jim Reagan: All right, thank you, Amit.

Operator: Our next question is from the line of Michael French with Drexel Hamilton. Please proceed with your question.

Mr. Michael French: Good morning, everyone. Congratulations on the performance, and more importantly, securing the financing for the deal on unfavorable terms.

Roger, unfortunately, I agree with you. It does look like we’re gonna be dealing with a CR for FY ‘17. There are very few legislative days left before the start of the fiscal year, and there’s lots of work to be done by [unintelligible] congress. The question I have is your comment that you don’t expect much impact to the business, were you talking about Leidos or the combined Leidos and IS and GS? Or in other words, does IS and GS have exposure somewhere to the CR, whether it’s new program starts or, you know, anything else?

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Mr. Richard Krone: Yeah, Michael, let me draw a very bright line. So, after the deal closes, I’ll be happy to talk to you about IS and GS, but until the deal closes, if you have interest in IS GS, I recommend you call Bruce Tanner [sp] in Maryland because we just don’t have that kind of an insight into their business, and I don’t think it’s appropriate for me to comment on Lockheed.

But, on our business, you know, what typically happens under a CR, procurement activity slows, we see contract extensions, additional task queries written on IDIQs. And, you know, that has two effects, which I thought we covered, you know, pretty well today is our existing contracts are extended at their current terms, which, you know, often may be more favorable than what you see in the recompetes. However, the book to bill becomes a little tepid because instead of getting a two year order, you get a two month task order.

And so, where we had intended to see, you know, a new contract, we just see an extension, and book to bill comes down a little bit. And, you know, I don’t know whether that’s—that’s a little bit of what we saw in this quarter. And although we still, as we said before, expect to be above 1.0, an extended CR could slow down awards in the fourth quarter and first quarter of next year, depending upon how long it lasts.

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But, overall, the level of spending and the procurement activities that are in our pipeline, we don’t see them overall negatively affected by a CR because, you know, frankly, you know, the world has gotten quite complicated. And, you know, we see that in the press every day, and as a result, many of our customers are spending money as a result of, again, headline activity, unfortunately, that we all really read daily.

And so, there’s work to be done, and they’re finding ways to get contracts awarded and current contracts extended. And so, my comment was we don’t see a long term effect from the CR this year.

Operator: Thank you.

At this time, I will turn the floor back to Kelly Hernandez for closing remarks.

Ms. Kelly Hernandez: Thank you all for joining us on our earnings call today. We look forward to sharing more updates with you at our Investor Day on Monday, August 1st. Thank you.

Operator: This concludes today’s conference. You may disconnect your lines at this time, and thank you for your participation.

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Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, the prospectus filed by Leidos pursuant to Rule 424(b)(3), Leidos’ definitive proxy statement for its annual meeting of stockholders, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, its Quarterly Reports filed on Form 10-Q, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4/S-1 containing a prospectus,

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and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing a prospectus, and Leidos has filed with the SEC a definitive proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.